EXHIBIT 12
                     AMERITECH CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                              (Dollars in Millions)


                                                 Three Months Ended
                                                       March 31
                                                  --------------
                                                 1997         1996
                                                 ----         ----
EARNINGS
--------
Income before interest, income taxes
 and undistributed equity earnings..........   $  934        $  854
Portion of rent expense
 representing interest......................       17            21
Michigan Single Business tax................        7             9
Preferred dividends of subsidiary (2).......        3             3
                                               ------        ------
Total earnings (1).........................    $  961        $  887
                                               ------        ------
FIXED CHARGES
-------------
Interest expense............................   $  125        $  124
Capitalized interest........................        7             7
Portion of rent expense representing
 interest expense...........................       17            21
Preferred dividends of subsidiary...........        3             3
                                               ------        ------
Total fixed charges.........................   $  152        $  155
                                               ------        ------
Ratio of earnings to fixed charges..........     6.32          5.72
                                               ======        ======


(1) Earnings represent income before income taxes and fixed charges. Since the Michigan Single Business Tax (the Tax) and rental expense have been deducted to arrive at income before interest and income taxes, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(2) For purposes of the above computation, the preferred stock dividend requirement of a subsidiary has been increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.